CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF TRUST

OF

REVENUESHARES ETF TRUST

The undersigned certifies that:

1.	The name of the statutory trust is RevenueShares ETF Trust (the “Trust”).
2.	The amendment to the Certificate of Trust of the Trust set forth below (the “Amendment”) has been duly authorized by the Board of Trustees of the Trust:

The First Article of the Certificate of Trust is hereby amended to read as follows:

FIRST: The name of the statutory trust formed hereby is Oppenheimer Revenue Weighted ETF Trust.

3.	This Amendment shall become effective on December 18, 2015.
4.	This Amendment is made pursuant to the authority granted to the Trustees of the Trust under Section 3810(b) of the Delaware Statutory Trust Act and pursuant to the authority set forth in the governing instrument of the Trust.

IN WITNESS WHEREOF, the undersigned, being a Trustee of the Trust, has duly executed this Amendment on the 16 day of December, 2015.

By: /s/ Arthur Steinmetz

Name: Arthur Steinmetz,

Trustee